ONEVA

ONEVA VERSUS CARE.COM
SECURITY, VALIDATION, DILIGENCE

	ONEVA	**CARE.COM**
Caregiver Validation:	CA registered in-home care provider	Consumer matching service
Implications:	100% of workers must pass and maintain FBI and CA DOJ background clearance to provide in-home care, at no cost to client families per CA 1987 Trustline law.	Workers are not required to have background checks. FBI and CA DOJ checks are not available, so client-paid checks are limited to 3rd party services.
	Oneva carries insurance to protect clients, workers, and enterprises.	You are on your own.

ONĒVA

ONEVA VERSUS CARE.COM
CREDENTIAL TECHNOLOGY

	ONEVA	CARE.COM
Credential Technology:	Credential Management System displays video & verified background for available caregivers	Caregiver and client display self-loaded content and are responsible for accuracy of all data.
Implications:	Short curated video augmented with verified background checks, first aid, CPR, academic & work history, and recommendations	Client must verify each potential caregiver, checking backgrounds or paying extra, and calling references. Time consuming and risky.
	Oneva Concierge shoulders responsibility for ensuring schedule.	Client does all heavy lifting, amounting to a barrier to usage.

ONEVA VERSUS CARE.COM
NATIVE APP TECHNOLOGY

	ONEVA	**CARE.COM**
Native App Technology:	Caregiver GPS and push notification on smart phones ensure timeliness and reliability	You get the phone number of the caregiver.
Implications:	In-app push notification reduces caregiver response time.	Many caregivers can't answer phone, leading to delayed response.
	GPS tracks caregiver to on-time arrival or supports timely replacement with Oneva alternate caregiver.	Client won't know caregiver is late until after event start time, leaving no time to recover and scrambling to find backup.

ONEVA VERSUS CARE.COM
ENTERPRISE GRADE

	ONEVA	**CARE.COM**
Enterprise Grade	Designed using Microsoft, Oracle, Cisco enterprise standards for security, privacy, accessibility and design	Designed to consumer standards.
Implications:	Client credit cards, identifiers and health data are used to give superior service, requiring protection to commercial standards.	Neither caregivers nor Care.com need to have systems, contracts, or procedures in place to support security or privacy.
	Oneva caregivers already know what you need	Every new caregiver needs your training.

ONEVA VERSUS CARE.COM
CAREGIVER SUPPORT

	ONEVA	**CARE.COM**
Caregiver Support	Living wage floors are set for each service and region, and tipping is encouraged for excellent service. Client homes pre-screened for safety. Job ladder available for prepared and able.	Caregivers are paid as little as $5 /day, may not get paid a tip, and may not get paid. Caregivers have to research clients on their own. There is no job ladder here.
Implications:	Well supported caregivers provide better service with less turnover.	Caregivers are on their own.